ABSA

RECEIVED
2005 AUG -3 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000

Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000

Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

01 August 2005

[redacted]

05010186

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

SUPPL

FILE REFERENCE NO. 082-04569

Dear Sir/Madam

<u>ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS</u>

<u>ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS</u>

Attached please find copies of announcements in respect of Directors' dealings in share options of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday, 29 July 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

8/3

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

01 August 2005

The Bank of New york
101 Barclay Street
New York
N.Y 10286
United States of America

ATTENTION: **Mr Mahmoud Salem / Eral Gokgol-Kline**

FAX: **09 1 212 571 3050**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS

Attached please find copies of announcements in respect of Directors' dealings in share options of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday, 29 July 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	3 August 2005	*No of sheets:*	*1*

Current report 43/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 26 July 2005 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company "Energetyka" sp. z o.o. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.). The share capital of "Energetyka" sp. z o.o. was increased by PLN 65 942.3 thousand through the creation of 659 423 shares having a nominal value of PLN 100 per share. All of the shares in the increased share capital were acquired by KGHM Polska Miedź S.A., covering them with a contribution in kind of PLN 65 851.2 thousand and cash of PLN 91.1 thousand.
The assets transferred as a contribution in kind represent an organised part of the company KGHM Polska Miedź S.A. – the Water Management Division. The book value of these assets in the accounts of the Company is PLN 54 573.8 thousand.
The acquisition of these assets was financed by the internal funds of KGHM Polska Miedź S.A. The assets acquired are of a long term, equity investment nature.
The share capital of Energetyka sp. z o.o. after registration amounts to PLN 191 049.3 thousand and is divided into 1 910 493 shares of PLN 100 per share.
100% of the shares are owned by KGHM Polska Miedź S.A.
The total number of votes arising from all issued shares after this change in share capital is 1 910 493.

"Energetyka" sp. z o.o. as at 1 July 2005 assumed ownership of the Water Management Division, being an organised part of the company KGHM Polska Miedź S.A..

The criteria used for describing the assets as significant is that the financial assets acquired by KGHM Polska Miedź S.A. represent over 20% of the share capital of "Energetyka" sp. z o.o.

Legal basis:
§5, section 1 point 1 and 12 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

ABSA

RECEIVED
2005 AUG -3 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

29 July 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS

Attached please find copies of announcements in respect of Directors' dealings in share options of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday, 28 July 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited, notice is hereby given that the persons named below have transacted their Absa ordinary shares as set out below. Clearance has been obtained in respect of all these dealings in securities. All the transactions below are in respect of the sale of Absa ordinary shares to Barclays Bank PLC at a price 8 250 cents per share.

Name	Designation	Date of transaction	Number of shares sold	Value of transaction	Date of clearance to deal	Direct (D) or Indirect (I) Beneficial
G Griffin	Absa Group Limited and Absa Bank Limited Non-executive director	25 and 27 July 2005	1 180	R97 350.00	27 May 2005	D
C Erasmus	Absa Bank Limited Executive Director	25 and 27 July 2005	36 865	R3 041 362.50	27 May 2005	D
JP van der Merwe	Absa Bank Limited Executive Director	25 and 27 July 2005	28 000	R2 310 000.00	27 May 2005	D
DC Brink	Absa Group Limited and Absa Bank Limited Non-executive director	25 and 27 July 2005	2 769	R228 442.50	27 May 2005	I

Johannesburg
28 July 2005

Lead Sponsor

Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited, notice is hereby given that the persons named below have transacted their Absa ordinary shares as set out below. Clearance has been obtained in respect of all these dealings in securities. All the transactions below are in respect of the sale of Absa ordinary shares to Barclays Bank PLC at a price 8 250 cents per share.

Name	Designation	Date of transaction	Number of shares sold	Value of transaction	Date of clearance to deal	Direct (D) or Indirect (I) Beneficial
AS du Plessis	Absa Group Limited and Absa Bank Limited Non-executive director	25 and 27 July 2005	2 400	R198 000.00	27 May 2005	Indirect Non-Beneficial
JH Schindehutte	Absa Bank Limited and Absa Group Limited Executive Director	25 July 2005	6 400	R528 000.00	27 May 2005	Direct Non-beneficial
PEI Swartz	Absa Group Limited and Absa Bank Limited Non-executive director	25 and 27 July 2005	765	R63 112.50	27 May 2005	Indirect Non-Beneficial

Johannesburg
29 July 2005

Lead Sponsor

Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank